EXHIBIT 23.2

                                           December 23. 2002


To Whom It May Concern:

     The firm of James R. Bonzo, Certified Public Accountant consents to the inclusion of their report on the Financial Statements of Music Etc., Inc. as of December 31, 2000 and December 31, 2001 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,



/s/ James R. Bonzo
Certified Public Accountant